EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.
1969 Upper Water Street, Suite 2001
Purdy's Wharf Tower II
Hallifax, Nova Scotia  B3J3R7

ITEM 2.	Date of Material Change

January 6, 2011.

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on January 6, 2011 via Business Wire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. ("Brigus Gold" or the "Company") has announced the results from a recently completed independent Technical Report (the "Report") on its Black Fox Mine in the Timmins Gold District, Ontario.  The Report was based on the mine operations and reserves as of October 31, 2010 and included a Net Present Value of $359.4 million for the Black Fox Mine using a 5% discount rate.  The Company also provided an update on underground development at the Black Fox Mine including production results from the fourth quarter of 2010, which have been impacted by development progress.  All currency is reported in U.S. dollars.

The Report which is anticipated to be filed by the end of this week under the Company's name at www.sedar.com and posted on the Company's website at www.brigusgold.com.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officer of the Company may be contacted for further information:

Wendy Yang, Vice President of Investor Relations
Telephone:	(720) 886-9656 x217
E-mail:	ir@brigusgold.com

ITEM 9.	Date of Report

This report is dated this 7th day of January, 2011.

Schedule A

News Release

Brigus Gold Completes an Updated Black Fox Mine Technical Report and Provides an Update on Black Fox Mine Operations

Halifax, Nova Scotia – January 6, 2011 – Brigus Gold Corp. (“Brigus” or the “Company”) announces the results from a recently completed independent Technical Report (the “Report”) on its Black Fox Mine in the Timmins Gold District, Ontario, Canada.  The Report was based on the mine operations and reserves as of October 31, 2010 and included a Net Present Value of $359.4 million for the Black Fox Mine using a 5% discount rate.  The Company also provides an update on underground development at the Black Fox Mine including production results from the fourth quarter (“Q4”) of 2010, which have been impacted by development progress.  All currency is reported in U.S. dollars.

The Report, which is anticipated to be filed by the end of this week under the Company’s name at www.sedar.com and posted to the Company’s website at www.brigusgold.com, was prepared in compliance with Canadian National Instrument 43-101 (“NI 43-101”) by Wardrop Engineering Inc., A Tetra Tech Company, Toronto, Ontario, with assistance from Brigus staff.  Highlights from the Report include:

•	Mine life of 8.6 years based on existing reserves of 906,375 ounces of gold within 6.5 million tonnes at an average gold grade of 4.4 grams per tonne (“gpt”).
•	Processing rate of 730,000 tonnes per annum (2,000 tonnes per day (“tpd”)) and a recovery rate of 94%.
•	Average cash operating costs of $502 per ounce ($66.94 per tonne milled) with a break even gold price of $602 per ounce.
•	Capital costs, including sustaining capital, of $74.8 million.
•
The Net Present Value (“NPV”) of Black Fox, at a 5% discount rate, is $359.4 million with pre-tax undiscounted cash flow of the project of $439.0 million from revenues of $0.9 billion based on a gold price of $1,200 per ounce for 88% of the ounces produced and $500 per ounce for the remaining 12% of production ounces (in accordance with the gold stream agreement with Sandstorm Resources (“gold stream agreement”)).

•	Average annual production of 104,000 ounces of gold over the next five years of production.

Potential upside exists beyond the results of the Report which excludes management’s anticipated extensions to the Black Fox ore body that remain open at depth and along strike.  Further upside potential is demonstrated by ongoing drilling success at the Contact Zone gold deposit and the Gibson Zone, each located within the Black Fox Complex, within three kilometres to the southeast of the mine.

Commenting on the Report, Chief Operating Officer Richard Allan said, “The completion of Brigus’ merger in June 2010 and the commencement of underground mine development in July 2010 has represented a new beginning for the Black Fox Mine and Mill. This Report marks a baseline for continuing gold production from Black Fox and confirms that the project is financially robust based on existing reserves.  The Report reinforces our confidence that Black Fox will continue to be a low cost gold producer.  Opportunities have been identified (as noted below) that are expected to provide significant operating upside to the mine.  During the first quarter of 2011, we plan to complete the main underground infrastructure development at Black Fox and, in the process, transition to steady state production levels contemplated in the Report.”

Table 1: Black Fox Mine’s Cash Flow and Net Present Value Sensitivity to Changes in the Gold Price
Gold Price[1]	$900	$975	$1,000	$1,100	$1,150	$1,200	$1,300	$1,400	$1,500
Cash Flow (US$ in millions)	$219.0	$274.0	$292.4	$365.7	$402.4	$439.0	$512.3	$585.7	$659.0
NPV (5% ; US$ in millions)	$173.0	$219.7	$235.2	$297.3	$328.3	$359.4	$421.5	$483.5	$545.6
1.	Gold price assumptions for 88% of Black Fox gold production with the remaining 12% of production at $500 per ounce in accordance with the gold stream agreement. Base case is highlighted in bold type.

Table 2: Black Fox Mine’s Net Present Value Sensitivity
	-20%	-10%	Base Case	+10%	+20%
Net Present Value (5% discount; US$000)
Change in Operating Costs	$431,395	$395,391	$359,386	$323,381	$287,376
Change in Capital Costs	$373,181	$366,283	$359,386	$352,488	$345,591
Net Present Value (0% discount; US$000)
Change in Operating Costs	$522,674	$480,843	$439,012	$397,180	$355,349
Change in Capital Costs	$453,975	$446,493	$439,012	$431,530	$424,048
1.	Base case assumes a gold price of $1,200 per ounce for 88% of the ounces produced and $500 per ounce for the remaining 12% of production ounces in accordance with the gold stream agreement.

Estimated Mineral Resources

As of October 31, 2010, Indicated Resources at Black Fox, including reserves, were estimated at 1,031,400 ounces of gold within 5.7 million tonnes of ore at an average gold grade of 5.7 gpt and additional Inferred Resources were estimated at 77,500 ounces of gold within 0.8 million tonnes of ore at 3.1 gpt.

Positive drill results from several ore-grade holes distant from the existing mine reserves, which were included in previous resource estimates, were excluded from the current resource estimate as they were considered by Brigus and Wardrop to be too far from the main deposit and too far apart to be included within the Inferred Resource category.  Follow up and infill drilling around these drill holes provides the Company with high-priority exploration targets and a further opportunity for future resource additions. Prior to the Brigus merger, drilling to expand Black Fox resources and reserves was limited from 2008 to early 2010 due to capital constraints.

The gold mineral resource statement in the Report was reported at a 0.88 gpt cut-off grade for the open pit and at a 2.54 gpt cut-off grade for the underground.

The resource estimate as of October 31, 2010 shows Indicated Resources, including Probable Reserves, and Inferred Resources as follows:

Table 3: Estimated Gold Mineral Resources for the Black Fox Mine (at October 31, 2010)
				Gold
	Cutoff			Grade	Contained
Resources	(g/t Au)	Classification	Tonnes	(gpt)	Gold (oz)
Open Pit	>=0.88	Indicated	3,164,200	4.4	452,197
Open Pit	>=0.88	Inferred	667,100	2.6	55,979
Underground	>=2.54	Indicated	2,504,800	7.2	579,182
Underground	>=2.54	Inferred	115,200	5.8	21,541
Total Indicated Resources			5,669,000	5.7	1,031,379
Total Inferred Resources			782,300	3.1	77,520
(See footnotes for Resources and Reserves on the next page, after the Reserves table.)

Estimated Mineral Reserves

Black Fox’s estimated gold mineral reserves total 0.9 million ounces of gold within 6.4 million tonnes at an average gold grade of 4.4 gpt, according to the Report.  The economic analysis in the Report was based on the following gold mineral reserve estimate as of October 31, 2010:

Table 4: Estimated Gold Mineral Reserves for the Black Fox Mine (at October 31, 2010)
				Gold
	Cutoff			Grade	Contained
Reserves	(g/t Au)	Classification	Tonnes	(gpt)	Gold (oz)
Open Pit	>=0.88	Probable	3,159,800	3.2	327,920
Underground	>=2.54	Probable	2,936,000	5.9	560,008
Stockpile		Proven	352,068	1.6	18,446
Total Proven and Probable Reserves			6,447,868	4.4	906,375
Footnotes to Tables 3 and 4:
1.	Indicated Resources include Probable Reserves.
2.	Metal prices used for initial cut-off calculation are $1,150 per oz for 88% of the gold sold and $500 per oz for gold sold through the gold stream agreement.
3.
The estimated underground reserves include 10% unplanned dilution at 0 gpt grade from the backfill and 15% planned dilution at 1 gpt from the walls for a total of 25% dilution.  The estimated open pit reserves include 30% dilution at 0 gpt and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources.

4.	The estimated mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.	Numbers may not sum as they have been rounded in all categories to reflect the precision of the estimates.
6.	The mineral resources were estimated using the ordinary kriging method.
7.
The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method employed and equipment capabilities for each area of the mine.

8.	Contained metal in estimated reserves remains subject to metallurgical recovery losses.
9.	The resource and reserve estimates reflect the deposit at Black Fox as of October 31, 2010.

Cash Operating Costs

The Report cites cash operating costs of $502 per ounce of gold over the known life of mine.  Using constant dollar terms, the cash operating costs are summarized as follows:

Table 5: Life of Mine Cash Operating Costs at the Black Fox Mine
	Life of Mine Average	Life of Mine Total
Description	(US$/ tonne milled)	(US$ millions)
Open Pit Mining	$14.50	$90.6
Underground Mining	$26.47	$165.4
Ore Handling	$5.31	$33.2
Mill	$13.83	$86.4
Assay Lab	$1.93	$12.0
Site G&A	$4.91	$30.7
Total Operating Costs	$66.94	$418.3
Operating Costs Per Oz	$502/oz

A summary of the economic results for the base case are as follows:

Table 6: Technical Economic Results for the Black Fox Mine (as of January 1, 2011)
Description	Technical Input/Result
Ore
Open Pit
Waste	31,742,315 tonnes ("t")
Ore	3,101,515t
Total	34,843,830t
Grade	3.213 gpt Au
Contained Gold	320,370 oz
Underground
Total Development	10,166 metres
Ore	2,928,318t
Grade	5.936 gpt Au
Contained Gold	558,849 oz
Mill
Ore Treated
Mill tonnes	6,248,669t
Ore Grade	4.419 gpt Au
Contained Gold	887,754 oz
Recovered Gold at 94%	834,488 oz

(Continued on the next page)

Revenue ($000s)
Gross Revenue	$933,241
Refining & Transportation	$(1,097)
Charges
Net Smelter Return	$932,144
Royalty	$0
Gross Income From	$932,144
Mining
Realized Price (Gold)	$1,118/oz Au
Operating Cost ($000s)
Open Pit Mine	$(90,594)
Underground Mine	$(165,391)
Ore Handling	$(33,180)
Mill	$(86,419)
Assay Lab	$(12,033)
G&A	$(30,696)
Operating Costs	$(418,314)
$502/oz Au
$66.94/t milled
Cash Operating Margin	$513,829
$616/oz Au
$82.23/t milled
Capital Cost
Open Pit	$(11,747)
Underground Mine	$(62,137)
Environment	$(206)
Mill	$(728)
Total Capital	$(74,818)
Cash Flow	$439,012
NPV (at a 5% discount)	$359,386

Upside Opportunities

The Report identifies the following upside operating opportunities:
•	Potential expansion and further optimization of the mill to enhance the gold recovery rate by expanding or optimizing the grinding and leaching circuit.
•	The deposit exhibits good potential for additional resources at depth and along strike.
•	Cut and fill stopes have been conservatively designed and in wider areas will support higher productivity and lower unit costs.
•	Evaluation of long hole stoping methods for steeply dipping ore blocks to enhance underground mining productivity and lower mining costs.
•	Toll processing of lower grade, open pit ore stockpiles.

The Company believes that there is significant upside opportunity for additions to reserves and resources from its ongoing exploration drilling program within the 42 square kilometre Black Fox Complex including potential extensions to the Black Fox ore body.  Continuing exploration success at the Contact and Gibson Zones and planned 2011 exploration at the former Stock gold mine, located at the Black Fox Mill, represent additional exploration potential.

Black Fox Operations Update

Following the mid-2010 merger of Linear Gold Corp. and Apollo Gold Corporation to form Brigus, the Company has optimized mining operations in the open pit while simultaneously initiating underground mine development.   The Black Fox Mine commenced production as an open pit mine in May 2009.

The Black Fox Mine operated as the former Glimmer underground mine, from 1997-2001, before suspending operations as a result of depressed gold prices.  The current underground development includes the total replacement of all previous underground infrastructure, including the service and ventilation raise as well as the haulage ramp to surface.

To date, ongoing development of the new underground infrastructure has been slower than anticipated.  Delays are attributable to certain legacy issues preceding the Brigus merger, an extremely competitive labour market that has contributed to various staffing challenges and operational issues arising from contractor scheduling and equipment availability.  Completion of the new vent raise and portal are now targeted for completion by mid-February 2011.

Recently, Brigus has accelerated its efforts to hire permanent Company mining and development personnel with underground staffing levels increasing and coinciding with the commencement of the new year.

Construction and relocation of the vent raise and portal continue to result in logistical issues that have significantly restricted ore production from the open pit.  During this transitional period the Black Fox Mill continues to operate at 2,000 tpd by drawing down low-grade stockpiles (<2.0 gpt) held in inventory.  During Q4 2010, the Company produced approximately 13,700 ounces of gold from approximately 184,000 tonnes of ore.

The Company is committed to the completion of the underground development and near-term commencement of commercial production levels from the underground mine.  The new vent raise and portal is nearing completion and when complete will result in the attainment of commercial production during the first quarter of 2011 and quarterly production increases over the balance of the year.  The 2011 mine plan is being adjusted to reflect the updated schedule and revised guidance will be provided following completion of the portal and vent raise.

Goldfields Update

The Company has retained March Consulting Associates Inc. and Wardrop to update the capital and operating costs and the resource model, respectively, for the Company’s 100% owned Goldfields Project, located near Uranium City, Saskatchewan, Canada.  The Goldfields Project is comprised of the Box and Athona gold deposits hosting in excess of one million ounces of gold of Proven and Probable Reserves contained within 14.9 million tonnes at 1.4 gpt for Box and 10.5 million tonnes at 1.0 gpt for Athona.  These reports are expected to support a development decision in Q2 2011.

Qualified Persons

The Qualified Persons who reviewed the technical information of this news release were Richard Allan, P. Eng., Vice President and Chief Operating Officer for Brigus and Tim Maunula, P. Geo. for Wardrop in regards to the references to the Report.

About Brigus Gold

Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions.  The Company operates the wholly owned Black Fox Mine in the Timmins gold district of Ontario, Canada.  The Black Fox Complex encompasses the Black Fox Mine and Mill, and adjoining Grey Fox-Pike River property, all in the Township of Black River-Matheson, Ontario, Canada.  Brigus is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus holds a 100% interest in the Ixhuatan Project located in the state of Chiapas, and a 3% NSR interest in the Huizopa Project, an early stage, gold-silver exploration project located in the state of Chihuahua.  In the Dominican Republic, Brigus Gold has a joint venture covering three mineral exploration projects.

Contact Information:

Wendy Yang, Vice President of Investor Relations
Phone: 720-886-9656 Ext. 217
E-mail: ir@brigusgold.com

Website: www.brigusgold.com

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources

This news release uses the term mineral “resources”.  The Company advises U.S. investors that while these terms are defined in and required by Canadian regulations, these terms are not defined terms under the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7 and are generally not permitted to be used in reports and registration statements filed with the SEC.  The SEC generally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Non-GAAP Financial Measures

The term “total cash cost” is a non-GAAP financial measure and is used on a per ounce of gold basis. Total cash cost is equivalent to direct operating cost as found on the Consolidated Statements of Operations and includes by-product credits for payable silver production. The Company has included total cash cost information to provide investors with information about the cost structure of our mining operations. This information differs from measures of performance determined in accordance with GAAP in the United States and Canada and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures of other companies.

Cautionary and Forward-Looking Statements

This news release includes “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended.  All statements regarding the ability of the Company to be a low-cost gold producer; to successfully transition to steady state production levels; to extend the Black Fox ore body; to have continued exploration success at the Contact and Gibson zones and initial exploration success at the former Stock Mine/Black Fox Mill property; to successfully complete underground infrastructure, including completion of a new vent raise and portal; to remedy certain legacy operational issues; to be able to hire sufficient skilled workers; life of mine production and costs; NPV and cash flow based on life of mine plan; upside potential to extend the mine life or increase production or resources and reserves;  the amount of exploration drilling and the timing associated therewith; are forward-looking statements and estimates that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from these forward-looking statements include environmental risks and other factors disclosed under the heading “Risk Factors” in Brigus Gold’s and its predecessor companies’ most recent annual report on Form 10-K filed with the United States Securities and Exchange Commission and elsewhere in Brigus Gold’s documents filed from time to time with the Toronto Stock Exchange, the NYSE Amex, the United States Securities and Exchange Commission and other regulatory authorities.  All forward-looking statements included in this news release are based on information available to the Company on the date hereof.  The Company assumes no obligation to update any forward-looking statements, except as required by applicable securities laws.